UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of June 2025
_______________________
Commission File Number 000-28998
ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 3100401, Israel
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
            ☒     Form 20-F            ☐    Form 40-F

Attached hereto and incorporated herein by reference as Exhibits 1 and 2, respectively, are the Registrant's Press Release dated June 3, 2025, and the Unofficial English Translation of the Rating Report of S&P Global Ratings Maalot Ltd.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Pinchas Confino Adi
Name:	Pinchas Confino Adi
Title:	Corporate Secretary
Date: June 3, 2025

EXHIBIT INDEX

Exhibit No.	Description
1	Registrant's Press Release dated	June 3, 2025
2.	Unofficial English Translation of the Rating Report	June 2025